UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ________)*

The Guitammer Company
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

402038 103
(CUSIP Number)

David W. Unger 450 W. 42nd Street Suite 48M New York, New York 10036
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 31, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS

David W. Unger

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Persoanl

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Mr. Unger is a citizen of the United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
7,500,000 shares directly owned

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
7,500,000 shares directly owned

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,500,000 shares directly owned

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.22%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
Individual investor

Item 1.  Security and Issuer.

Common Stock, Par Value, $0.001 per share

The Guitammer Company
6117 Maxtown Road
Westerville OH  43082

Item 2.  Identity and Background.

a.	Name

David W. Unger

b.	Residence or Business Address

450 West 42nd Street, Suite 48M, New York, New York  10036

c.	Occupation

President Investment Banking Firm

d.	Convictions

N/A

e.	Civil Judgments

N/A

f.	Citizenship

United States of America

Item 3.  Source or Amount of Funds or Other Consideration.

Personal Funds

Item 4.  Purpose of Transaction.

State the purpose or purposes of the acquisition of securities of the issuer:

Investment in common stock of the Company

Describe any plans or proposals which relate to or would result in:

a.	An Acquisition or Disposition

b.	A Corporate Transaction:

c.	A Sale or Transfer of Assets:

d.	A Change in Board of Directors:

e.	A Change in Capitalization:

f.	Other Material Change:

g.	Changes to Charter

h.	Causing Delisting:

i.	Termination of Registration:

j.	A Similar Action:

Item 5.  Interest in Securities of the Issuer.

a.	State the aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2.

7,500,000 shares
5.22% of Shares Outstanding

b.	For each person named, indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition.

Mr. Unger has sole voting power of said 7,500,000 shares.

c.	Describe any transactions that were effected during the past sixty days or since the most recent filing of Schedule 13D.

On April 27, 2016, Mr. Unger acquired directly from the Company 2,500,000 shares of common stock for $0.05 per share (an aggregate of $125,000).  On May 19, 2016, Mr. Unger exercised Warrants to acquire 2,500,000 shares of common stock at an initial exercise price of $0.05 per share and on May 31, 2016 exercised Warrants an additional 2,500,000 in common stock at an initial exercise price of $0.05 per share, which together equal 5.22% of the issued and outstanding shares of common stock of the Company.

d.	If any other person is known to have the right to receive or direct dividends or proceeds from the sale of securities, a statement to that effect should be included:

e.	The date the reporting person ceased to be the beneficial owner of more than five percent of the class of securities: (If applicable)

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Relationships with Respect to Securities of the Issuer

Describe any contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer:

Item 7.  Material to Be Filed as Exhibits.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 20, 2016

COMPANY NAME

By:	/s/ David W. Unger
Name: David W. Unger
Title: Individual